UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

May 2006 down 4.7% Year over Year

Mexico City, June 7, 2006, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of May 2006 decreased by 4.7% when compared to May 2005.

All figures in this announcement reflect comparisons between the 31-day period May 1 through May 31 2005 and 2006. Transit and general aviation passengers are excluded.

Domestic
Airport	May 2005	May 2006	% Change
Cancún	188,505	209,564	11.2
Cozumel	6,251	5,914	(5.4)
Huatulco	20,986	27,861	32.8
Merida	84,425	72,857	(13.7)
Minatitlán	11,699	14,202	21.4
Oaxaca	36,969	36,899	(0.2)
Tapachula	15,234	14,961	(1.8)
Veracruz	44,178	54,539	23.5
Villahermosa	61,930	56,537	(8.7)
Total Domestic	470,177	493,334	4.9

International
Airport	May 2005	May 2006	% Change
Cancún	694,327	619,589	(10.8)
Cozumel	35,949	27,621	(23.2)
Huatulco	1,176	1,971	67.6
Merida	9,277	9,381	1.1
Minatitlan	229	305	33.2
Oaxaca	4,011	4,772	19.0
Tapachula	413	379	(8.2)
Veracruz	4,651	5,341	14.8
Villahermosa	3,222	3,288	2.0
Total International	753,255	672,647	(10.7)

Total
Airport	May 2005	May 2006	% Change
Cancun	882,832	829,153	(6.1)
Cozumel	42,200	33,535	(20.5)
Huatulco	22,162	29,832	34.6
Merida	93,702	82,238	(12.2)
Minatitlan	11,928	14,507	21.6
Oaxaca	40,980	41,671	1.7
Tapachula	15,647	15,340	(2.0)
Veracruz	48,829	59,880	22.6
Villahermosa	65,152	59,825	(8.2)
ASUR Total	1,223,432	1,165,981	(4.7)

ASUR’s management believes that the lower passenger traffic numbers to Cancun and Cozumel during the period were largely the result of the reduction in available accommodation caused by Hurricane Wilma, which struck the region in October 2005 and caused widespread damage to the hotel infrastructure in the region.

Cancun’s Municipal Tourism Authority estimates that of the 27,484 rooms available in Cancun prior to the hurricane, 21,735 or 79.1% were in operation as of May 31, 2006.

Quintana Roo’s Tourism authorities estimate that there were 3,502 hotel rooms in operation in Cozumel as May 31, 2006, representing 93.9% of the approximately 3,730 hotel rooms available before the hurricanes.

At this time ASUR cannot estimate the impact that these events will have on passenger traffic for fiscal year 2006.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: June 7, 2006